SNIPP INTERACTIVE INC:

TO: Rahoul Roy

Via email: rahoul@rahoulroy.com

October 19, 2015

Dear Rahoul:

Snipp Interactive Inc., a Delaware corporation (the “Company”), is pleased to offer you employment with the Company on the terms described below.

1.

Position. You will start in a full-time position as Chief Legal Officer and Executive Vice President Corporate Development and you will initially report to Atul Sabharwal, Chief Executive Officer (the “CEO”). Your primary duties will be: leading corporate strategic and tactical legal initiatives, providing senior management with effective advice on strategies and their implementation, managing the legal function and overseeing the work of outside counsel and other duties as determined by the Company. It is our expectation that we will review the scope of your duties and responsibilities prior to the one year anniversary of the date of this letter. By signing this letter, you confirm with the Company that you are under no contractual or other legal obligations that would prohibit you from performing your duties with the Company. The Company acknowledges that it is aware that while you will use your good faith efforts to complete all outstanding engagements pursuant to your current law practice prior to the Start Date, there will be one transaction, and some administrative actions that will require your attention pursuant to the Start Date. You have indicated that you expect to complete all such spill over work by Dec 1, 2015.

2.

Compensation and Employee Benefits. You will be paid a starting base salary at the rate of $200,000 (USD Two Hundred Thousand) per year, payable on the Company’s regular payroll dates, but no less frequently than monthly. During the term of your employment with the Company (the “Term”), the compensation committee of the Company (the “Compensation Committee”) shall review your base salary on an annual basis taking into consideration such factors as market trends, internal considerations and job performance, and may (but is not obligated to) increase, but not decrease, the annual base salary upon such review, unless the decrease is generally applicable to substantially all senior executives of the Company (but nonetheless totaling no more than 20% in the aggregate). You will also be eligible to receive an annual incentive cash bonus when, as and if determined by the Compensation Committee. As a regular employee of the Company you will be eligible to participate in a number of Company-sponsored welfare, benefit, retirement, and deferred compensation plans, programs, or policies that are in effect and generally available to the other senior executives of the Company, a description of which will be provided to you. The company offers ten paid holidays to US employees, and unlimited paid time off subject to approval by the CEO.

3.

Stock Options.

(a)

Sign On Options. The Company is a wholly owned subsidiary of Snipp Interactive Inc., a British Columbia, Canada corporation (the “Parent Company”), and is listed on the TSX Venture Exchange. Subject to the Parent Company’s Board of Directors approval, terms and conditions of the Parent Company’s Stock Option Plan and the approval of the TSX Venture Exchange, on the date of acceptance of your employment agreement with the Company, you will be granted stock options to purchase 400,000 common shares of the Parent Company based on the closing TSX Venture Exchange market price of the Parent Company’s stock on the date of approval by the Board (such options the “Sign On Options”, and such date, the “Grant Date”). These Sign On Options will vest according to the following schedule:

On the 6 month anniversary of the Grant Date: 1/3rd of all Sign On Options.

On the 18 month anniversary of the Grant Date: 1/3rd of all Sign On Options.

On the 30 month anniversary of the Grant Date: 1/3rd of all Sign On Options.

(b)

Annual Options. You shall also be eligible to receive annual stock option grants each fiscal year of the Term, at the discretion of the Compensation Committee, which grants will be subject to the terms and conditions applicable to options granted under the Company’s 2015 Incentive Stock Option Plan, as described in that plan and the applicable stock option agreement which you will be required to sign. The grant of stock options shall be at the discretion of the Compensation Committee and determined in discussions with your direct manager, the CEO.

4.

Confidential Information and Invention Assignment Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s enclosed standard Confidential Information and Invention Assignment Agreement.

5.

Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause, by providing at least 4 (four) weeks prior written notice. Any contrary representations which may have been made to you are superseded by this offer. This is the full and complete agreement between you and the Company on this subject matter. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Company’s Chief Executive Officer.

6.

Outside Activities. During the Term, you will not knowingly assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company.

7.

Withholding Taxes. All forms of compensation referred to in this letter are subject to applicable withholding and payroll taxes.

8.

Reimbursement of Business Expenses. The Company shall pay, advance or reimburse you for all normal and reasonable business-related expenses incurred by you in the performance of your duties, including travel expenses, in accordance with the Company's policies and on the same basis as paid, advanced or reimbursed to the Company's other senior executives. The Company shall reimburse you for the cost of an office space that is mutually agreed to by you and the CEO.

9.

Entire Agreement. This letter supersedes and replaces any prior understandings or agreements, whether oral, written or implied, between you and the Company regarding the matters described in this letter.

10.

Governing Law. This letter shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles thereof.

11.

Indemnification. The Company shall maintain directors and officers liability insurance in commercially reasonable amounts (as reasonably determined by the Board), and you shall be covered under such insurance to the same extent as any other senior executive of the Company. In addition, the Company shall, to the maximum extent permitted by law, and under the Company’s charter, by-laws or standing or other resolutions, defend, indemnify and hold harmless you from and against any and all claims made against you concerning or relative to his service, actions or omissions on behalf of the Company as an officer, employee, director or agent thereof.

[Signature Page Follows]

If you wish to accept this offer, please sign and date both the enclosed duplicate original of this letter and the enclosed Confidential Information and Invention Assignment Agreement and return them to me. As required, by law, your employment with the Company is also contingent upon your providing legal proof of your identity and authorization to work in the United States. We look forward to your working with us beginning on November 1, 2015 (the “Start Date”). This offer, if not accepted, will expire at the close of business on October 21, 2015.

Very truly yours,

SNIPP INTERACTIVE INC.

By:

Atul Sabharwal

Chief Executive Officer

ACCEPTED AND AGREED:

RAHOUL ROY
(PRINT EMPLOYEE NAME)

(Signature)

Date: October 19, 2015

Attachment A: Confidential Information and Invention Assignment Agreement

ATTACHMENT A

CONFIDENTIAL INFORMATION AND
INVENTION ASSIGNMENT AGREEMENT

(See Attached)